Mail Stop 3628

August 21, 2009

Via U.S. Mail

Mr. Robert K. Kretzman, Esq.
Executive Vice President, Human Resources,
Chief Legal Officer and General Counsel
Revlon, Inc.
237 Park Avenue
New York, New York 10017

Mr. Barry F. Schwartz
Executive Vice Chairman and Chief
Administrative Officer
MacAndrews & Forbes Holdings Inc.
35 East 62nd Street
New York, New York 10065

      Re: **Revlon, Inc.**
               Schedule 13E-3/TO-I
               Filed on August 10, 2009
               File No. 005-49483

Dear Messrs. Kretzman and Schwartz:

      The staff in the Office of Mergers and Acquisitions has conducted a review of your filing limited to those issues we have addressed in our comments below. All defined terms used in this letter have the same meaning as in your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3/TO-I

1.   Your signature block indicates that MacAndrews & Forbes is filing the schedule as a Schedule 13E-3 only. Given the background of the negotiations, MacAndrews & Forbes's control over Revlon (and Mr. Perelman's sole ownership of MacAndrews & Forbes), the fact that the consideration in this offer appears to be being indirectly provided by MacAndrews & Forbes, by means of a contribution of RCPC debt to Revlon by MacAndrews & Forbes, and their involvement in the structuring of the exchange offer, it appears that MacAndrews & Forbes and Mr. Perelman are co-bidders in this offer and should file a Schedule TO-T with respect to the offer providing any required disclosure. For guidance, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site).

2.   As noted above, Mr. Perelman is the sole shareholder of MacAndrews & Forbes. As a result, we believe Mr. Perelman is also engaged in the going private transaction. Please add Mr. Perelman as a filing person on the Schedule 13E-3 or explain why he should not be so included. See Section II.D.3 of the Division of Corporation Finance "Current Issues and Rulemaking Projects" outline, dated November 14, 2000 and available on the SEC website at www.sec.gov.

3.   Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including Mr. Perelman, if applicable. For example, include a statement as to whether Mr. Perelman believes that the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A, and Question and Answer No. 5 of Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by Mr. Perelman may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

4.   Please tell us your authority for making your filing under a single, combined cover of both Schedule TO and Schedule 13E-3. General Instruction I to Schedule 13E-3, and General Instruction J to Schedule TO, permits a combined

form to be filed under cover of Schedule TO, with the Rule 13E-3 box on the cover page being checked to indicate a combined filing.

5.   Your disclosure responsive to Item 2(f) of Schedule 13E-3 does not appear to provide all of the information required by Item 1002(f) of Regulation M-A, including the range of prices paid in prior stock purchases. Please advise, or revise your filing accordingly. In addition, ensure that all disclosure in Item 2 and all other items of the schedule are included in the document delivered to security holders. Refer to Rule 13e-3(e)(1) and General Instruction G of Schedule 13E-3.

6.   We are unable to locate any disclosure responsive to Item 1008 of Regulation M-A with respect to the executive officers and directors of MacAndrews & Forbes. Please direct us to this disclosure, or revise your disclosure accordingly.

7.   MacAndrews & Forbes and its affiliates do not appear to have filed a Schedule 13D relating to the proposed transaction, despite holding securities with the purpose or effect of changing or influencing control of Revlon. Please tell us generally how MacAndrews & Forbes has complied with Section 13d-1(a) with respect to its beneficial ownership of Revlon securities.

8.   Given the nature and number of the comments contained in this letter, please tell us whether you intend to recirculate the offer documents. If not, please provide us with your detailed legal analysis supporting your conclusion.

Offer to Exchange

General

9.   Please provide your detailed legal analysis regarding the applicability of the prompt payment provisions of Regulation 14E to your offer. See Rule 14e-1(c). We note that investors who accept the offer will be entitled to cash and special dividends and liquidation payments on a delayed basis.

10.   Please include, in an appropriate place in your offering document, a table clearly illustrating a range of values for the payment that would be received by a tendering security holder upon consummation of a change of control transaction within (i) the first two years following consummation of the exchange offer and (ii) during the third year following the consummation of the exchange offer. The range of values presented should be bounded by a value that would result in the security holder receiving the minimum possible payout in an acquisition scenario and a value that would result in a security holder receiving the maximum possible payout in an acquisition scenario. The table should also include a reasonable

range of intermediate amounts, and a clear description of any assumptions used in determining the range of values.

11.   Please disclose that you will comply with all applicable tender offer rules in connection with any exchange of Series A Preferred Stock for Series B Preferred Stock on the second anniversary of the exchange offer.

12.   Please disclose the purpose and effect of having the company issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange in the Exchange Offer.

13.   Please disclose whether you believe you will have a separate reporting obligation under the Securities Exchange Act of 1934 with respect to the Series A Preferred Stock, and supplementally provide us with your supporting legal analysis.

14.   In the second sentence of the fourth paragraph on page iii, you appear to be stating that you have no obligation to update the information contained in your offering document. Please revise this language to eliminate the implication that you have no obligation to update your disclosure to reflect material changes in the information published, sent or given to security holders. See Rule 13e-4(e)(3).

Summary Term Sheet, page 1

15.   We note your disclosure here and elsewhere in the proxy statement that the filing persons determined that the merger is fair to the company and "Revlon's unaffiliated stockholders" with such term defined to mean Revlon's stockholders "other than MacAndrews & Forbes, and its affiliates." We consider all of the company's directors and officers to be affiliates of the company. Thus, revise here, and as necessary throughout the filing, to provide the fairness determination as required by Item 1014(a) of Regulation M-A.

16.   Revise your Summary Term Sheet to briefly discuss, and highlight, the limitations on your ability to pay dividends on, or redeem, the preferred stock identified in the last risk factor on page 18.

17.   Refer to the entry captioned "Position of MacAndrews & Forbes as to the Fairness of the Exchange Offer." Please revise here and throughout the document to disclose whether each filing person made a determination of both substantive and procedural fairness, not solely financial fairness.

18.   You state on page 7 and elsewhere in the document that you will announce any extension of the exchange offer by no later than 5:00 p.m., New York City time,

on the business day after the previously scheduled Expiration Date. Please revise your disclosure to comply with the requirements of Rule 14e-1(d).

Special Factors, page 20

19.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the offering document, immediately following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please revise the offering document to relocate this section prior to Risk Factors.

Purpose of and Reasons for the Exchange Offer, page 20

20.   Revise your disclosure to state the reasons for structuring the offer and the terms of the preferred stock as you have structured each. Refer to Item 1013(c) of Regulation M-A.

21.   Revise this section to disclose the purposes of and reasons for the transaction of each filing person, not only the company.

Certain Effects of the Exchange Offer, page 21

22.   Please provide the disclosure required by instruction 3 to Item 1013(d) of Regulation M-A.

Alternatives to the Exchange Offer

Subordinated Indebtedness, page 25

23.   Please disclose why you found the terms and conditions for a refinancing of the Senior Subordinated Term Loan to be unfavorable. We note that the referenced debt is held by MacAndrews & Forbes, a filing person in the Schedule 13E-3.

Background of the Transactions, page 26

24.   In several locations throughout this section you refer to parties generally. For example, rather than identifying the individuals that took place in these meetings and/or discussions you refer to them generally as "management," "representatives of Barclays Capital," etc. Please revise your disclosure so that it identifies all material persons who participated in these discussions rather than the general descriptions you currently provide. Also, where indicated, please provide greater detail regarding the content of these discussions. For example, the descriptions of the meetings that took place on April 17 and May 18, 2009 provide no substantive disclosure. As a further example, the May 22, 2009 meeting description contains

almost no substantive information, and does not explain why the Special Committee expressed a strong preference for an all-cash transaction.

25.   On a related note, disclose each meeting or conversation at which the transaction or its terms were discussed, instead of referring to "follow-up conversations" with Fidelity (page 27) or to "[b]etween June 10, 2009 and July 22, 2009, there were several conversations . . ." (page 32).

26.   Please revise the first full paragraph on page 27 to discuss how a reclassification of the MacAndrews & Forbes debt into current liabilities "could have a negative impact on Revlon's business" and to disclose whether you attempted to refinance the debt (whether with MacAndrews & Forbes or with other lenders) despite your belief relating to the "continued illiquidity of the credit markets" and its effect on the pricing of such a transaction.

27.   In the third full paragraph on page 30, please disclose why MacAndrews & Forbes was unwilling to make a cash offer.

28.   On page 31, please disclose all of the reasons why the Special Committee determined not to retain a financial advisor to opine on the fairness of the transaction, instead of stating "among other things." Please also disclose why the voluntary nature of the exchange offer precluded the need for a fairness opinion in the estimation of the Special Committee. Please disclose whether, in making the determination not to obtain a fairness opinion, the Special Committee considered the difficulty of obtaining a fairness opinion, given Barclays Capital's stated inability to deliver one.

29.   Please disclose all of the financial forecasts that management and/or the board of directors provided to Barclays Capital or any other third party, such as the financial and operating information referred to on page 43 and the financial projections and detailed assumptions referred to on page 29. In addition, please disclose and quantify (to the extent possible) the material assumptions underlying the forecasts.

30.   It appears that beginning on June 9, 2009 the committee no longer acted on behalf of the Revlon board of directors and the authority to act on behalf of the board of directors previously granted to the committee was not given to the independent directors. Explain why the committee decided that further consideration of the exchange offer would be undertaken by the independent members of the board of directors instead of the special committee previously established.

31.   Disclose which protective provisions you are referring to in the first full paragraph on page 32 instead of referring to "certain" such provisions.

32.   In the last paragraph on page 32 you refer to the "Independent Directors." We are
        unable to locate a definition for such term. Please advise.

Position of Revlon as to the Fairness of the Exchange Offer, page 34

33.   The board of directors of Revlon, and MacAndrews & Forbes, have expressed
        their conclusion that the offer is fair to the unaffiliated stockholders of the
        company. Please revise your disclosure so that each filing person states whether
        the Rule 13e-3 transaction is fair to each group of unaffiliated security holders:
        (1) those unaffiliated security holders who participate in the exchange offer and
        (2) those unaffiliated security holders who will continue to hold Class A Common
        Stock. Refer to Item 1014(a) of Regulation M-A and Q&A No. 19 in Exchange
        Act Release 17719 (April 13, 1981).

34.   Please revise the third full bullet point on page 34 to explain how the independent
        directors' knowledge of the company's business, assets, financial condition,
        results of operations and prospects supported the fairness determination. What
        about these factors allowed the board to make its fairness determination and why
        were these factors viewed as positive in the board's analysis?

35.   On page 35, you refer to an opinion from a nationally recognized valuation firm
        as to the adequacy of the company's surplus to consummate the exchange offer.
        Please provide the disclosure required by Item 1015(b) of Regulation M-A and
        file any written materials as an exhibit to the Schedule 13E-3 as required by
        Item 1016(c) of Regulation M-A.

36.   We note the disclosure in the first bullet point relating to procedural fairness on
        page 35. Your disclosure that the transactions were unanimously approved by the
        company's independent directors and that those directors were granted full
        authority to evaluate and negotiate the transactions does not appear to correspond
        with the disclosure in the "Background" section. Please advise or revise.

37.   Pease delete the reference to arms-length negotiations appearing on page 35.
        References to arms-length negotiations are inappropriate in a transaction that was
        negotiated with a related party.

38.   On page 37, you state that the board of directors did not consider stock prices, net
        book value, going concern value or liquidation value in determining whether the
        offer is fair. Instead, the board appears to have relied on the voluntary nature of
        the transaction and consideration of the deal terms in isolation in making its
        fairness determination. In this regard, we note that the list of supporting factors
        for the fairness determination beginning on page 34 consists primarily of a

recitation of the terms of the deal. Accordingly, the board of directors appears to have not made a true, objective determination as to the substantive fairness of the transaction. Please advise, or revise your disclosure.

39.   We are unable locate the statement required by Item 1004(e) of Regulation M-A. Please direct us to this disclosure, or revise your offering document.

40.   We are unable to locate the statement required by Item 1014(d) as to whether or not the board of directors retained an unaffiliated representative to act solely on behalf of unaffiliated security holders to negotiate the transaction. Please direct us to this disclosure, or revise your offering document.

Position of MacAndrews & Forbes as to the Fairness of the Exchange Offer, page 37

41.   We note your disclosure in the second full bullet point on page 38 that the proposed transaction is the "only viable solution to the impending maturity" of the debt held by MacAndrews & Forbes. Explain why this was the only viable solution. For example, did MacAndrews & Forbes consider extending the maturity of the debt? Did it consider cancelling the debt in exchange for other securities?

42.   Please explain how the facts set forth in the fifth bullet point on page 38 support the fairness determination.

43.   Tell us whether MacAndrews & Forbes considered as a negative factor in its fairness determination that security holders participating in the exchange offer will only participate on a limited basis in any future earnings or growth of the business. If so, please revise your disclosure. If not, so state. Also, in an appropriate location of this section, address what effect, if any, MacAndrews & Forbes's control of a majority of the equity of the company, board representation and status as debtholder had on its procedural fairness determination.

44.   MacAndrews & Forbes does not appear to have fully considered all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A in determining whether the consideration offered in this transaction is fair. In particular, your disclosure does not explain why Revlon's status as a viable going concern precludes the consideration of net book value or liquidation value of Revlon. Also, current and historical market prices are not addressed. While one or more of the valuation measures listed in Instruction 2 may not be relevant in the context of the Transaction, the reasons why should be clearly explained for security holders. Please revise your disclosure accordingly. Refer to Questions 20 and 21 of the interpretative release concerning Rule 13e-3, Release 34-17719 (April 13, 1981).

45.   Disclosure on page 41 indicates that the Broadpoint-Gleacher report is
       summarized elsewhere in the document, but we are unable to locate this
       disclosure. Please advise, or revise your disclosure. In addition, provide the
       disclosure required by item 1015(b) of Regulation M-A with respect to this
       advisor.

Preliminary Draft Report of Special Committee's Financial Advisor, page 42

46.   Please clearly disclose why Barclays Capital was unable to provide a fairness
       opinion in connection with this transaction.

47.   In the second full paragraph on page 44, your disclosure indicates that Barclays
       Capital assumed that financial projections provided by Revlon management were
       accurate and complete. Please disclose whether the board of directors reviewed
       for accuracy and completeness the financial information, forecasts, projections,
       assumptions and other information provided by management to Barclays Capital
       and whether the board of directors found Barclays Capital's reliance on those
       materials to be reasonable.

General, page 50

48.   Please quantify the fee paid by Revlon to Barclays Capital. See Item 1015 of
       Regulation M-A.

Terms of the Exchange Offer

General, page 61

49.   In the third full paragraph of this section, you state that tendered shares of Class A
       Common Stock not accepted for exchange because of an invalid tender, the
       occurrence of other events set forth in the offer to exchange or otherwise, will be
       returned to the tendering holder "as promptly as practicable" after expiration.
       Please revise your disclosure to clarify that you will return all such securities
       "promptly" following the expiration of the Offer. Please make similar revisions
       throughout your document as necessary. Refer to Rule 14e-1(c).

Withdrawal Rights, page 66

50.   Please disclose the date after which security holders may withdraw shares
       tendered in the offer. See Item 1004(a)(1)(vi) of Regulation M-A and
       Rule 13e-4(f)(2)(ii).

51.   In the last paragraph of this section, please clarify in what circumstances you will delay acceptance, and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Certain United States Federal Income Tax Considerations, page 68

52.   We note your disclosure that this section summarizes "certain" of the federal income tax consequences of the exchange offer. Please ensure that you discuss all material consequences.

Documents Incorporated by Reference, page 97

53.   Refer to the paragraph preceding the table on page 97. Note that neither Rule 13e-3 nor Schedule 13E-3 permit general "forward incorporation" of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise.

Annex D

54.   We are unable to locate the information required by Item 1003(c)(3)-(5) of Regulation M-A with respect to the executive officers and directors of Revlon. Please direct us to this disclosure, or revise to include this information.

*   *   *   *   *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551- 3619.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Franklin M. Gittes, Esq. and Alan C. Myers, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via facsimile: (917) 777-3780

        Adam O. Emmerich, Esq. and Trevor S. Norwitz, Esq.
        Wachtell, Lipton, Rosen & Katz
        Via facsimile: (212) 403-2333